UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4

[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: September 30, 1998
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    Harding                        William                          J.
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     (Last)                         (First)                      (Middle)

    1221 Avenue of the Americas
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                                   (Street)

    New York                         NY                          10020
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     InterNAP Network Services Corporation (INAP)
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3.   I.R.S. or Social Security Number of Reporting Person (Voluntary)


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4.   Statement for Month/Year

     11/01
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

     X Director                                          10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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7.   Individual or Joint/Group Filing (Check Applicable Line)

 X      Form filed by One Reporting Person
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        Form filed by More than One Reporting Person
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      Table I -- Non-Derivative Securities Acquired, Disposed of, or
                            Beneficially Owned

1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                             (Month/                                                                   (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)    Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock                                                                    240,510                  D

Common Stock                                                                  7,173,840                  I (1)         through
                                                                                                                      partnerships


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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

Series A Convertible Preferred
 Stock                          $1.48256                                                                     09/14/01       N/A

Warrants                        $1.48256                                                                     09/14/01     09/14/06

Stock Option (right to buy)     $1.10              09/14/01               A     V       20,000               09/14/01     09/14/11

Stock Option (right to buy)     $34.50                                                                       04/27/00     04/27/10

Stock Option (right to buy)     $20.00                                                                       09/29/99     09/28/09



1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       Derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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
Series A Convertible Preferred                                                                                       through
 Stock                            Common Stock      7,113,907 (3)   (2)            329,587.427         I(1)          partnerships

                                                                                                                     through
Warrants                          Common Stock      1,778,475 (4)   (2)          1,647,937.132         I(1)          partnerships

Stock Option (right to buy)       Common Stock         20,000                       20,000             D

Stock Option (right to buy)       Common Stock         20,000                       20,000             D

Stock Option (right to buy)       Common Stock         80,000                       80,000             D


Explanation of Responses:

1.   The Reporting Person is a managing member of Morgan Stanley Venture
     Partners III, L.L.C., the general partner (the "General Partner") of
     Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture
     Investors III, L.P., and The Morgan Stanley Venture Partners Entrepreneur
     Fund, L.P. (collectively, the "Funds"). The Funds own directly the reported securities. The Reporting Person disclaims any beneficial ownership of any of the securities owned by the Funds except to the extent of his proportionate pecuniary interest in the General Partner.

2.   The Funds acquired the Series A Convertible Preferred Stock and the
     Warrants in a private placement for $10,546,797.65. The aggregate number of shares of Common Stock issuable upon conversion of the Series A
     Convertible Preferred Stock and upon exercise of the Warrants is 8,892,382.

3.   The number of shares of Common Stock into which the Series A Convertible
     Preferred Stock is convertible is calculated by dividing the amount invested by each of the Funds individually by $1.48256, after accounting for fractional shares.

4. The number of shares of Common Stock into which the Warrants are exercisable was initially 1,647,937.132. On 09/14/01, the number of shares of Common Stock into which the Warrants are exercisable was adjusted to 1,778,475.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.                                                     /s/ Debra Abramovitz                 December 7, 2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                               -------------------------------    -----------------------
                                                                         **Signature of Reporting Person            Date
                                                                           Debra Abramovitz, Attorney-in-
                                                                           Fact for William J. Harding


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                                                                     SEC 1474 (7-96)
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